SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2011

Commission File Number: 001-34615

JinkoSolar Holding Co., Ltd.

1 Jinke Road,

Shangrao Economic Development Zone

Jiangxi Province, 334100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JinkoSolar Holding Co., Ltd. (Registrant)

Date: March 24, 2011	By:	/S/ LONGGEN ZHANG
	Name:	Longgen Zhang
	Title:	Chief Financial Officer

Exhibit Index

Exhibit 99.1 – Press Release

Exhibit 99.1

JinkoSolar Announces Issuance of Second Tranche of One-Year Short-Term Financing Bonds of RMB300 Million

SHANGHAI, China, March 24, 2011 – JinkoSolar Holding Co., Ltd. (NYSE: JKS) (“JinkoSolar” or the “Company”), a fast-growing vertically integrated solar product manufacturer with low-cost operations based in China, announced today that Jinko Solar Co., Ltd. (“Jiangxi Jinko”), one of the Company’s wholly owned subsidiaries, successfully issued unsecured short-term bonds with a principal amount of RMB300 million (the “Second Tranche Issue”) pursuant to its plan to issue unsecured one-year short-term bonds with an aggregate principal amount of RMB600 million (the “Registered Issue”) with the PRC National Association of Financial Market Institutional Investors (“NAFMII”), which was previously announced on January 13, 2011.

The Second Tranche Issue was issued on March 22, 2011, and will mature on March 23, 2012. The Second Tranche Issue bears a fixed annual interest rate of 5.6%, lower than the current benchmark one-year lending rate of 6.1%. The First Tranche with a principal amount of RMB300 million was issued on January 13, 2011.

Industrial Bank acted as the lead underwriter and bookrunner for the Second Tranche Issue with standby commitment. Approximately 83% of the proceeds will be used as working capital, and the remaining 17% will be used to repay bank loans of higher interest rates.

Relevant legal documentation, including the offering circular and issuance announcement of the Second Tranche Issue, are published on the websites of ChinaMoney (http://www.chinamoney.com.cn) and ChinaBond (http://www.chinabond.com.cn).

Mr. Longgen Zhang, chief financial officer of JinkoSolar, commented, “We are pleased to issue the second tranche early in the year, locking down a promisingly favorable interest rate as we expect China’s lending interest rate to continue to rise against inflation. The issuance of our short-term bonds further illustrates the market affirmation of our strong performance as well as investor’s confidence in our ability to continue to deliver positive results in the year to come.”

About JinkoSolar Holding Co., Ltd.

JinkoSolar Holding Co., Ltd. (NYSE: JKS) is a fast-growing vertically integrated solar power product manufacturer with low-cost operations based in Jiangxi Province and Zhejiang Province in China and sales and marketing offices in Shanghai, China, Munich, Germany and San Francisco, U.S. JinkoSolar has built a vertically integrated solar product value chain with integrated annual capacity of 600 MW each for silicon wafers, solar cells and solar modules as of December 31, 2010. JinkoSolar distributes its photovoltaic products to a diversified customer base in the global PV market, including Italy, Germany, Belgium, Spain, the United States, France and other countries and regions. For more information about JinkoSolar, please visit www.jinkosolar.com.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the JinkoSolar’s public filings with the Securities and Exchange Commission. All information provided in this press release is as of March 24, 2011. Except as required by law, JinkoSolar undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For JinkoSolar’s investor and media inquiries please contact:

In China:

Yvonne Young

JinkoSolar Holding Co., Ltd.

Tel: +86-21-6106-4018

Email: ir@jinkosolar.com

Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-6284

Email: jks@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1-646-460-9989

E-mail: jks@ogilvy.com